Exhibit 99.1

Huami Corporation Reports First Quarter 2018 Unaudited Financial Results

Revenues up 77.0% Year-over-Year to RMB585.9 Million, Exceeding Guidance Range

BEIJING, May 21, 2018 /PRNewswire/ -- Huami Corporation (“Huami” or the “Company”) (NYSE: HMI), a biometric and activity data-driven company with significant expertise in smart wearable technology, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Financial and Operating Highlights

•	Revenues[1] reached RMB585.9 million (US$93.4 million), representing an increase of 77.0% from the first quarter of 2017.
•	Gross margin reached 25.0%, increasing from 22.3% in the first quarter of 2017.
•	Net income attributable to Huami Corporation was RMB14.8 million (US$2.4 million), compared to net loss attributable to Huami Corporation of RMB4.5 million in the first quarter of 2017.
•	Adjusted net income attributable to Huami Corporation[2] was RMB92.5 million (US$14.8 million), up 817.5% from the first quarter of 2017.
•	Total units shipped reached 4.8 million, compared to 3.2 million in the first quarter of 2017.

“We delivered strong results that exceeded our expectations in the quarter which provided a solid start to the year,” said Wang Huang, Chairman and CEO. “Revenues for the quarter increased by 77% and adjusted net income attributable to Huami Corporation grew by 818%, both year-over-year. We continue to experience an enthusiastic reception to our products in China and as we expand internationally, where our reputation for delivering great products with exceptional value is fueling demand. Our close relationship with Xiaomi provides us with a partner with established distribution channels and market knowledge that allows international expansion to be a key component of our continued growth strategy.”

David Cui, Chief Financial Officer, said, “The strong sales of both our self-branded and Xiaomi wearable products helped drive a better-than-expected quarter. Our revenue mix shift towards self-branded products, which generally yield both a higher average selling price and a higher gross margin, drove the increase in gross profit in the quarter while disciplined cost controls further enhanced operating profit.  Our strong start to the year is representative of our leadership position in the industry, effective product development supported by the growing wearables market and our compelling opportunity for international expansion.”

[1]	The amount includes adjustment for adoption of ASC 606. Please refer to section “New Revenue Standard” for more detail.
[2]	Adjusted net income is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

First Quarter 2018 Financial Results

Revenues increased by 77.0% to RMB585.9 million (US$93.4 million) from RMB331.1 million in the first quarter of 2017, due to an increase in the shipments of both Xiaomi wearable products and self-branded products.

Cost of revenues increased by 70.8% to RMB439.2 million (US$70.0 million) from RMB257.1 million in the first quarter of 2017. The increase was in line with the rapid sales growth of Xiaomi wearable products and self-branded products.

Gross profit increased by 98.3% to RMB146.7 million (US$23.4 million) from RMB74.0 million in the first quarter of 2017. Gross margin increased to 25.0% from 22.3% in the first quarter of 2017. The increase was driven by improved economies of scale and the rapid growth in sales of self-branded products.

Total operating expenses increased by 73.6% to RMB137.8 million (US$22.0 million) from RMB79.4 million in the first quarter of 2017. The Company’s successful IPO and the amendment of certain vesting schedules of previously granted options triggered an acceleration of expense recognition in the first quarter 2018. Excluding share-based compensation expenses, the total operating expenses remained steady compared to the first quarter of 2017.

Research and development expenses increased by 82.3% to RMB73.8 million (US$11.8 million) from RMB40.5 million for the first quarter of 2017, primarily due to an increase in share-based compensation expenses to retain research and development personnel.

General and administrative expenses increased by 72.9% to RMB49.3 million (US$7.9 million) from RMB28.5 million for the first quarter of 2017, primarily due to an increase in share-based compensation expeneses to retain senior management team.

Selling and marketing expenses increased by 41.8% to RMB14.7 million (US$2.4 million) from RMB10.4 million for the first quarter of 2017, primarily due to an increase in salary compensation and share-based compensation expenses to retain sales and marketing personnel.

Operating income was RMB8.8 million (US$1.4 million), compared to operating loss of RMB5.4 million for the first quarter of 2017.

Income before income tax was RMB16.5 million (US$2.6 million), compared to loss before income tax of RMB4.6 million for the first quarter of 2017.

Income tax expenses were RMB2.7 million (US$437 thousand), compared to income tax benefit of RMB603 thousand for the first quarter of 2017.

Net income attributable to Huami Corporation totaled RMB14.8 million (US$2.4 million), compared with net loss attributable to Huami Corporation of RMB4.5 million for the first quarter of 2017.

Net income/(loss) attributable to ordinary shareholders of Huami Corporation increased to RMB8.4 million (US$1.3 million), compared to net loss of RMB14.4 million for the first quarter of 2017.

Basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation was RMB0.05 (US$0.01) and RMB0.05 (US$0.01), respectively, compared to basic and diluted net loss per share of RMB0.23 and RMB0.23, respectively, for the first quarter of 2017.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 817.5% to RMB92.5 million (US$14.8 million) from RMB10.1 million for the first quarter of 2017.

Adjusted basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation was RMB0.47 (US$0.08) and RMB0.39 (US$0.06), respectively, compared to basic and diluted net income per share of RMB0.01 and RMB0.01, respectively, for the first quarter of 2017.

As of March 31, 2018, the Company had cash and cash equivalents of RMB1,117.7 million (US$178.2 million), compared to RMB366.3 million as of December 31, 2017.

Outlook

For the second quarter of 2018, the Company currently expects:

-	Net revenues to be between RMB650.0 million and RMB675.0 million, which would represent an increase of approximately 32.4% to 37.4% from RMB491.1 million for the second quarter of 2017.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 8:00 a.m. Eastern Time on Monday, May 21, 2018 (8:00 p.m. Beijing Time on May 21, 2018) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992
Participant Elite Entry Number :	8823336

A telephone replay will be available two hours after the call until May 28, 2018 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10120500

Additionally, a live and archived webcast of the conference call will be available at www.huami.com/investor.

About Huami Corporation

Huami is a biometric and activity data-driven company with significant expertise in smart wearable technology. Since its inception in 2013, Huami has quickly established its global market leadership and recognition by shipping millions of units of smart wearable devices. In 2017, Huami shipped 18.1 million units of smart wearable devices.  Huami has one of the largest biometric and activity databases in the global smart wearables industry.  Huami’s mobile apps work hand in hand with its smart wearable devices and provide users with a comprehensive view and analysis of their biometric and activity data.  In addition to designing, manufacturing and selling smart bands and watches under its own Amazfit brand, Huami is the sole partner of Xiaomi, a leading mobile internet company and global consumer electronics brand, to design and manufacture Xiaomi-branded smart bands, watches (excluding children watches and quartz watches), scales and associated accessories.

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax.

We believe that adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income, should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

New Revenue Standard

On January 1, 2018, we adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), the new revenue standard, utilizing the modified retrospective transition method. The impact of applying the new revenue standard for the three months ended March 31, 2018 on new shipments made in 2018 resulted in an increase in net product revenues of approximately RMB35.5 million. This increase was offset with revenue related to the second installment received in 2018 from shipments made in 2017 amounting to RMB33.3 million recorded in retained earnings as a result of the adoption of the new standard.

The adjustment is primarily related to the timing of when the second installment payment in the Company's cooperation agreement is recognized.  Under the accounting standards in effect in the prior period, the second installment in the Company's cooperation agreement, calculated as 50% of the future net profits from commercial sales made by the customer, was considered contingent and recognized in the period following the commercial sale by the customer, which is when the fee became fixed or determinable.

Under ASC 606, revenue related to the second installment is considered variable consideration and the amount determined to not be probable of significant future reversal, which is the entire second installment, is included in the transaction price utilizing the expected value method. In addition, ASC 606 requires the presentation of sales returns reserve as current liability. The Company's sales return reserve was immaterial as of March 31, 2018.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.2726 to US$1.00, the effective noon buying rate for March 30, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 30, 2018, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

Tel: +86-10-5940-3255

E-mail:  ir@huami.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6201

E-mail:  huami@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail:  huami@tpg-ir.com

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2017	2018	2018
	RMB	RMB	US$

Assets
Current assets:
Cash and cash equivalents	366,336	1,117,710	178,189
Restricted cash	3,185	—	—
Accounts receivable	32,867	35,545	5,667
Amounts due from related parties, current	578,454	341,427	54,431
Inventories	249,735	405,068	64,577
Short-term investments	13,721	13,491	2,151
Prepaid expenses and other current assets	51,062	42,556	6,785
Total current assets	1,295,360	1,955,797	311,800
Property, plant and equipment, net	28,755	28,579	4,556
Intangible asset, net	5,339	5,309	846
Goodwill	5,930	5,930	945
Long-term investments	85,238	84,907	13,536
Deferred tax assets	41,895	46,802	7,461
Other non-current assets	3,000	4,882	778
Total assets	1,465,517	2,132,206	339,922

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2017	2018	2018
	RMB	RMB	US$

Liabilities
Current liabilities:
Accounts payable	707,782	613,111	97,744
Advance from customers	10,683	41,865	6,674
Amount due to related parties, current	8,143	5,249	837
Accrued expenses and other current liabilities	93,798	76,199	12,147
Income tax payables	21,600	26,269	4,188
Notes payable	5,243	—	—
Bank borrowings	30,000	—	—
Total current liabilities	877,249	762,693	121,590
Deferred tax liabilities	2,470	2,446	390
Amount due to a related party, non-current	3,076	3,120	497
Other non-current liabilities	4,940	9,104	1,451
Total liabilities	887,735	777,363	123,928

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2017	2018	2018
	RMB	RMB	US$

Mezzanine equity
Series A convertible redeemable participating preferred shares	26,770	—	—
Series B-1 convertible redeemable participating preferred shares	26,906	—	—
Series B-2 convertible redeemable participating preferred shares	295,942	—	—
Total mezzanine equity	349,618	—	—
Equity
Ordinary shares	56	150	24
Additional paid-in capital	72,427	1,159,871	184,911
Accumulated retained earnings[3]	131,192	179,289	28,583
Accumulated other comprehensive income	22,100	14,192	2,262
Total Huami Corporation shareholders’ equity	225,775	1,353,502	215,780
Non-controlling interests	2,389	1,341	214
Total equity	228,164	1,354,843	215,994
Total liabilities, mezzanine equity and equity	1,465,517	2,132,206	339,922

[3]	Accumulated retained earnings of 2018 is adjusted by adopting ASC 606. Please refer to section “New Revenue Standard” for more detail.

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	For the three months ended March 31,
	2017	2018	2018
	RMB	RMB	US$

Revenues[1]	331,104	585,920	93,409
Cost of revenues	257,136	439,246	70,026
Gross profit	73,968	146,674	23,383
Operating expenses:
Selling and marketing	10,393	14,740	2,350
General and administrative	28,498	49,270	7,855
Research and development	40,502	73,838	11,771
Total operating expenses	79,393	137,848	21,976
Operating (loss)/income	(5,425)	8,826	1,407
Other income and expenses:
Interest income	433	1,394	222
Other income	420	6,237	994
(Loss)/income before income tax	(4,572)	16,457	2,623
Income tax benefits/(expenses)	603	(2,744)	(437)
(Loss)/income before (loss)/income from equity method investments	(3,969)	13,713	2,186
(Loss)/income from equity method investments	(568)	7	1
Net (loss)/income	(4,537)	13,720	2,187
Less: Net loss attributable to non-controlling interest	—	(1,048)	(167
Net (loss)/income attributable to Huami Corporation	(4,537)	14,768	2,354
Less: Accretion of Series A Preferred Shares	893	177	28
Less: Accretion of Series B-1 Preferred Shares	750	368	59
Less: Accretion of Series B-2 Preferred Shares	8,246	4,049	646
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	—	1,784	284
Net (loss)/income attributable to ordinary shareholders of Huami Corporation	(14,426)	8,390	1,337
Net (loss)/income per share attributable to ordinary shareholders of Huami Corporation
Basic (loss)/income per ordinary share	(0.23)	0.05	0.01
Diluted (loss)/income per ordinary share	(0.23)	0.05	0.01

Weighted average number of shares used in computing net (loss)/ income per share
Ordinary share – basic	63,603,448	152,893,007	152,893,007
Ordinary share – diluted	63,603,448	162,243,568	162,243,568

HUAMI CORPORATION
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	For the three months ended March 31,
	2017	2018	2018
	RMB	RMB	US$

Net (loss)/income attributable to Huami Corporation	(4,537)	14,768	2,354
Share-based compensation expenses	14,621	77,756	12,396
Adjusted net income attributable to Huami Corporation	10,084	92,524	14,750
Less: Accretion of Series A Preferred Shares	893	177	28
Less: Accretion of Series B-1 Preferred Shares	750	368	59
Less: Accretion of Series B-2 Preferred Shares	8,246	4,049	646
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	—	15,415	2,458
Adjusted net income attributable to ordinary shareholders of Huami Corporation	195	72,515	11,559

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	0.01	0.47	0.08
Adjusted diluted income per ordinary share	0.01	0.39	0.06

Weighted average number of shares used in computing net income per share
Ordinary share – basic	63,603,448	152,893,007	152,893,007
Ordinary share – diluted	63,603,448	162,243,568	162,243,568